DIXIE FOODS INTERNATIONAL, INC.
                               115 N.E. 6TH BLVD.
                              WILLISTON, FL 32696


May 9, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Dixie Foods International, Inc.
    Registration Statement on Form S-1
    File No. 333-170662


                   REQUEST FOR ACCELERATION OF EFFECTIVE DATE

Greetings:

On behalf of the Registrant, Dixie Foods International, Inc. (the "Company"), this will request the acceleration of the effective date of the above-referenced Registration Statement to 10:00 a.m. on May 11, 2011, or as soon thereafter as may be practicable. Please advise our counsel, Joel Bernstein, at 305-409-4500 or via fax 786-513-8522 if you have any questions concerning this matter.

This will acknowledge that:

   o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        Yours very truly,

                                        DIXIE FOODS INTERNATIONAL, INC.

                                        /s/ Robert E. Jordan
                                        President